April 11, 2007

VIA EDGAR AND FACSIMILE

Ms. Yolanda Crittendon

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:  InfoLogix, Inc. (the “Company”)

Dear Ms. Crittendon:

This letter responds to the comments made by the Staff of the Securities and Exchange Commission (the “SEC”) in its letter to the Company dated April 5, 2007 with respect to the Staff’s review of the Company’s Form 8-K dated March 30, 2007 (the “Form 8-K”).  For your convenience, we have repeated below in bold type the specific comments to which the Company is responding and have set forth the response of the Company immediately below the applicable comment.

Form 8-K

1.              The disclosure should state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of registration, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:                The Company has revised its disclosure in a Form 8-K/A filed on April 11, 2007 in response to this comment to correct the cross-reference to Item 304(a)(1)(iv) and address the absence of any disagreements with the former accountants during the subsequent interim period.

2.              To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:                The updated letter from the former accountants stating whether the accountant agrees with the Company’s statements in the Form 8-K/A filed by the Company on April 11, 2007 is attached as Exhibit 16 to the Form 8-K/A.

Please direct any questions regarding the Company’s responses set forth above to the undersigned at (215) 604-0691.

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John A. Roberts
John A. Roberts
Chief Financial Officer

cc:                                 David T. Gulian

Stephen T. Burdumy